

February 15, 2018

Via E-mail
Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

   Re: **GAMCO Investors, Inc.**
     Amendment No. 1 to Registration Statement on Form S-4
     Filed February 1, 2018
     File No. 333-222146

     Associated Capital Group, Inc.
     Schedule TO
     Filed February 1, 2018
     File No. 005-89200

Dear Ms. Gonzalez-Sussman:

   We have limited our review of the filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending the filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to the filings and any information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Prospectus Cover Page

1. We note that you have revised the cover page to remove the "red herring" legend. Please note that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include an appropriately tailored Regulation S-K, Item 501(b)(10) legend. Please refer to our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

Material U.S. Federal Income Tax Consequences, page 7

2.   We note your revised disclosures in response to prior comment 3 and reissue the
        comment pursuant to Regulation M-A Item 1004(a)(xii). Based on your revised
        disclosures, it appears that counsel is uncertain as to whether the exchange transaction
        will be a sale, exchange or a distribution for purposes of federal taxation. Accordingly,
        please revise the Summary Term Sheet to highlight this uncertainty in the tax treatment.

Associated Capital's Reasons for the Offer, page 19

3.   We refer to prior comment 8. Please tell us why you have revised the prospectus to
        remove the disclosure concerning the first reason presented for conducting the exchange
        offer. Please tell us, and revise as appropriate to explain, whether Associated Capital has
        a goal to create a more focused company, independent from GAMCO, and, if so, how the
        exchange offer would further this goal.

Schedule TO

4.   Please refer to General Instruction C to Schedule TO. Revise to provide the information
        required by the final sentence of this instruction or advise.

5.   We note that the prospectus in the Form S-4 filed by GAMCO Investors does not include
        the information contained in Exhibits A and B of the Schedule TO filed by Associated
        Capital. Accordingly, please revise the prospectus to include this Schedule TO, Item 8
        information or advise.

        Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3619 if you have
any questions regarding our comments. Please contact Eric Envall at (202) 551-3234 concerning
any request for acceleration of effectiveness of the registration statement.

                                    Sincerely,

                                    /s/ Daniel F. Duchovny
                                    Daniel F. Duchovny
                                    Special Counsel
                                    Office of Mergers & Acquisitions